BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is February 25, 2009.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: February 27, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces the closing of two private placements.

5. Full Description of Material Change

The Company announces the closing of two non-brokered private placements as follows:

1.	17,333,333 units ("Unit 1") at a price of $0.06 per Unit 1 to net the treasury an aggregate of $1,040,000. A finder’s fee was paid in respect of a portion of the private placement.

Each Unit 1 consists of one common share (a “Share”) and one Share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional Share (the “Warrant Share”) at a price of $0.08 within 24 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day expiring on June 26, 2009.

2.	10,000,000 units ("Unit 2") at a price of $0.05 per Unit 2 to net the treasury an aggregate of $500,000. A finder’s fee was paid in respect of the private placement.

Each Unit 2 consists of one common share (a “Share”) and two series of Share purchase warrants. The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional Share (the ““A” Warrant Share”) at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant”) can be exercised to purchase one additional Share (the ““B” Warrant Share”)at a price of $0.09 per share within 18 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the “A” Warrants, the “B” Warrants, the “A” Warrant Shares and the “B” Warrant Shares will be subject to “hold period” of four months plus one day expiring on June 25, 2009.

The proceeds from this private placement will finance the operations at the Jerritt Canyon property during the mill pre-start up phase as well as partially fund the necessary capital improvements required to the mill facility.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Graham Dickson, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 27th day of February, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO